

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

Via E-mail
Andrei Catalin Ispas
President
AnyTranslation Corp.
2620 S. Maryland Parkway #14-857
Las Vegas, NV 89109

>   **Re: AnyTranslation Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 3, 2013**
>   **File No. 333-188358**

Dear Mr. Ispas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
   - Disclose that you are an emerging growth company;

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3. Please disclose the date the offering will end.

4. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- has not received enough proceeds from the offering to begin operations; and
- has no market for its shares.

5. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

6. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 4

7. It appears that the address you provide for your principal executive office is a rented mailbox and forwarding mail service at Postal & Shipping Services by Max. Please advise.

8. Please revise your disclosure here and throughout your prospectus to reflect the current status of your operations. For example, we note your statement that you are "in the business of translation and interpretation." Based on your financial statements and the balance of your disclosure, it appears that your operations to date have been merely preparatory and have not generated any revenues. Please revise your disclosure to differentiate between the current status of your operations and your aspirations.

9. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

10. We note your disclosure on the prospectus cover page that shares in this offering will be sold only to friends, family and acquaintances. Therefore, a public market for the company's securities does not appear likely. We also note your disclosure on page 18 that your sole officer and director has agreed to spend approximately one hour a day at the beginning but will not invest any more time until your operations expand. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development and with little time and attention from management. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $9,000. This amount exceeds your current assets.

11. Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section based upon the sale of 10% and 50% of the shares being offered

12. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

13. We note your statement that there are no assurances that you will "successfully assemble, construct and sell any products." Please expand your disclosure to clarify what, if any, manufactured products you intend to produce.

Risk Factors, page 6

14. We note that your sole officer and director has no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

15. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

16. Overall, we note that certain of your risk factors do not appear to reflect that you are a development stage business that has not yet commenced operations. For example, the risk factor "Our Website Malfunctions Could Potentially Result in Clients Loss" states that you are "highly dependent on a reliable website." However, we note that it appears that you have not yet launched your website. Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your current operations or accurately reflects your state of development.

Because our Sole Officer and Director…, page 8

17. Please explain the relationship of Viatech to your sole officer and director and your business.

Our Revenue and Profitability May Be Negatively Affected…, page 9

18. Please explain the reference to the multimedia industry and its potential effect on your operations.

Use of Proceeds, page 11

19. Please revise to address your use of proceeds assuming the sale of 10% of the offered shares.

Management's Discussion and Analysis of Plan of Operations, page 13

20. It appears that Andrei Catalin Ispas may not reside in Nevada or the United States. We also note your intention to set-up operations in Bucharest and the Bacau area of Romania in the next twelve months. Please revise your disclosure to provide risk factor disclosure regarding your proposed foreign operations, including the potential enforcement of judgments against the company and its sole officer and director.

21. Furthermore, since you intend to operate in Romania, please revise your disclosure to discuss how your agreement with Traduction Syllatra for English and French translation services in Canada fits with your business plans.

Directors, Executive Officers, Promoter and Control Persons, page 20

22. You disclose in the biography of Andrei Catalin Ispas that he has acted as your President, Secretary, Treasurer and sole Directors since your incorporation on July 5, 2012. Please explain why Roland Asmar is listed as AnyTranslation Corp.'s President, Secretary, Treasurer and Director on the application for your Nevada state business license dated July 5, 2012 that you filed as Exhibit 3.1. We further note that Roland Asmar signed the translation agreement between AnyTranslation, Corp. and Traduction Syllatra on behalf of Traduction Syllatra, which you filed as Exhibit 10.1. Please fully disclose the relationship between AnyTranslation Corp. and its affiliates and Traduction Syllatra and its affiliates. If appropriate, identify Roland Asmar as a promoter.

Available Information, page 25

23. Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants

Exhibits

24. Please file a legible copy of exhibit 3.1.

25. Please file a copy of your certificate or articles of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director